September 11, 2003

  Securities and Exchange Commission
  450 Fifth Street, N.W.
  Washington, D.C. 20549

  Commissioners:

We have read the statements made by MKTG Services, Inc., which were filed with the Commission, pursuant to Item 4 of Form 8-K, as part of the Company's Form 8-K report dated August 12, 2003. In addition to the event reported in such Form 8-K, with which we agree, an additional event that should have been reported by the Company follows:

In connection with our November 27, 2000 management letter, we reported to and had discussions with management and the audit committee regarding a material weakness in internal controls related to the accounting and recording of inventory transactions and balances at the Company's Grizzard Communications Group subsidiary.



   Very truly yours,


  /S/ PricewaterhouseCoopers LLP
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  PricewaterhouseCoopers LLP